

Mail Stop 3720

October 14, 2008

Mr. David Brant
Chief Financial Officer and Senior Vice President, Finance
Airspan Networks, Inc.
777 Yamato Road, Suite 310
Boca Raton, FL 33431
Facsimile: (561) 893-8671

> **Re:** **Airspan Networks, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 12, 2008**
> **File No. 000-31031**

Dear Mr. Brant:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Robert Bartelmes
Senior Financial Analyst